Exhibit 5.3

Our ref: LJS/705023-000001/53337370v5

Broadcom Cayman Finance Limited

Broadcom Corporation

c/o Broadcom Limited

1 Yishun Avenue 7

Singapore 768923

21 December 2017

Dear Sirs

Broadcom Cayman Finance Limited

We have acted as counsel as to Cayman Islands law to Broadcom Cayman Finance Limited (the “Company”), a Cayman Islands exempted limited company, in connection with the issue by the Company, together with Broadcom Corporation, a California corporation, as co-issuer (the “Co-Issuer”), of $2,750,000,000 aggregate principal amount of 2.375% senior notes due 2020 (the “2020 Notes”); $3,500,000,000 aggregate principal amount of 3.000% senior notes due 2022 (the “2022 Notes”); $2,500,000,000 aggregate principal amount of 3.625% senior notes due 2024 (the “2024 Notes”); $4,800,000,000 aggregate principal amount of 3.875% senior notes due 2027 (the “2027 Notes”); $750,000,000 aggregate principal amount of 2.200% senior notes due 2021 (the “2021 Notes”); $1,000,000,000 aggregate principal amount of 2.650% senior notes due 2023 (the “2023 Notes”); $1,000,000,000 aggregate principal amount of 3.125% senior notes due 2025 (the “2025 Notes”) and $1,250,000,000 aggregate principal amount of 3.500% senior notes due 2028 (the “2028 Notes” and, collectively with the 2020 Notes, the 2022 Notes, the 2024 Notes, the 2027 Notes, the 2021 Notes, the 2023 Notes and the 2025 Notes, the “Notes”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of incorporation dated 25 May 2015, the certificate of incorporation on change of name dated 6 January 2017 and the amended and restated memorandum and articles of association of the Company as adopted on 6 January 2017 (the “Memorandum and Articles”).

1.2	The written resolutions of the board of directors of the Company dated 10 October 2017 (the “Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A certificate from a director of the Company, a copy of which is attached to this opinion letter (the “Director’s Certificate”).

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Director’s Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Notes have been or will be authorised and duly executed, unconditionally delivered and, if applicable, authenticated by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	The Notes are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York (the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of the Relevant Law as the governing law of the Notes has been made in good faith and, in the case of the Notes, would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) (the “Relevant Jurisdictions”) as a matter of the Relevant Law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Where a Note has been provided to us in draft or undated form, they will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Note marked to show changes to a previous draft, all such changes have been accurately marked.

2.5	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.6	All signatures, initials and seals are genuine.

2.7	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Notes.

2.8	There is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Notes.

2.9	No monies paid to or for the account of any party under the Notes represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2017 Revision) and the Terrorism Law (2017 Revision), respectively).

2.10	None of the shares, interests, rights or obligations, if any, which are directly or indirectly the subject of the transactions contemplated by the Notes (the “Applicable Interests”) is currently or will be subject to or affected by any restrictions notice issued pursuant to the Companies Law (2016 Revision) (the “Companies Law”) or the Limited Liability Companies Law, 2016 (“LLC Law”) (a “Restrictions Notice”).

2.11	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the Relevant Law.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has all the requisite capacity, power and authority under the Memorandum and Articles to enter into, execute and perform its obligations under the Notes and to issue the Notes.

3.2	The issue of the Notes by the Company, do not and the performance by the Company of its obligations thereunder will not, conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles or any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands.

3.3	The Notes have been duly authorised by the Company and when the Notes are signed in facsimile or manually by an authorised signatory of the Company and, delivered in accordance with applicable terms, the Notes will be duly executed, issued and delivered and the Notes will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their respective terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Notes will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that constitute penalties will not be enforceable;

(g)	enforcement may be prevented by reason of fraud, coercion, duress, undue influence, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts;

(h)	provisions imposing confidentiality obligations may be overridden by compulsion of applicable law or the requirements of legal and/or regulatory process;

(i)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents and the Notes in matters where they determine that such proceedings may be tried in a more appropriate forum;

(j)	any provision in an agreement which is governed by Cayman Islands law purporting to impose obligations on a person who is not a party to such agreement (a “third party”) is unenforceable against that third party. Any provision in an agreement which is governed by Cayman Islands law purporting to grant rights to a third party is unenforceable by that third party, except to the extent that such agreement expressly provides that the third party may, in its own right, enforce such rights (subject to and in accordance with the Contracts (Rights of Third Parties) Law, 2014 of the Cayman Islands);

(k)	any provision of a document which is governed by Cayman Islands law which expresses any matter to be determined by future agreement may be void or unenforceable;

(l)	we reserve our opinion as to the enforceability of the relevant provisions of the Notes to the extent that they purport to grant exclusive jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions;

(m)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there is doubt as to the enforceability of any provision in the Notes whereby the Company covenants to restrict the exercise of powers specifically given to it under the Companies Law, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association or present a petition to a Cayman Islands court for an order to wind up the Company; and

(n)	enforcement may be prohibited if any Applicable Interest is or in the future becomes either subject to, or otherwise affected by, a Restrictions Notice.

4.2	Applicable court fees will be payable in respect of the enforcement of the Notes.

4.3	Cayman Islands stamp duty may be payable if the original Notes are brought to or executed in the Cayman Islands.

4.4	Under the laws of the Cayman Islands any term of a document which is governed by Cayman Islands law may be amended or waived orally or by the conduct of the parties thereto, notwithstanding any provision to the contrary contained in the relevant document.

4.5	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands and/or restrictive measures adopted by the European Union Council for Common Foreign and Security Policy extended to the Cayman Islands by the Order of Her Majesty in Council.

4.6	A certificate, determination, calculation or designation of any party to the Notes as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.7	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality or invalidity, sever the relevant provisions of the Notes and enforce the remainder of the Notes or the transaction of which such provisions form a part, notwithstanding any express provisions in the Notes in this regard.

4.8	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Notes.

We express no view as to the commercial terms of the Notes or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations which may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Notes and express no opinion or observation upon the terms of any such document.

We hereby consent to the filing of this opinion as an exhibit to a registration statement on Form S-4 as filed with the Securities and Exchange Commission on 21 December 2017 (the “Registration Statement”) and to the reference to our firm under the heading “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. The opinions in this opinion letter are limited to the matters detailed herein and are not to be read as opinions with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

Broadcom Cayman Finance Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

21 December 2017

To:	Maples and Calder
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Dear Sirs

Broadcom Cayman Finance Limited (the “Company”)

I, the undersigned, being a director of the Company, am aware that you are being asked to provide an opinion letter (the “Opinion”) in relation to certain aspects of Cayman Islands law. Unless otherwise defined herein, capitalised terms used in this certificate have the respective meanings given to them in the Opinion. I hereby certify that:

1	The Memorandum and Articles remain in full force and effect and are unamended.

2	The Resolutions were duly passed in the manner prescribed in the Memorandum and Articles (including, without limitation, with respect to the disclosure of interests (if any) by directors of the Company) and have not been amended, varied or revoked in any respect.

3	The shareholders of the Company (the “Shareholders”) have not restricted the powers of the directors of the Company in any way.

4	The directors of the Company at the date of the Resolutions and at the date of this certificate were and are as follows: Mark Brazeal, Hock E. Tan and Thomas Harry Krause, Jr..

5	The directors anticipated and intended for the authorisation, issue, execution and delivery of the Notes relating to the Exchange Offer (as defined in the Resolutions) to be included in the authorisations set out in the Resolutions and, accordingly, the directors have authorised the Exchange Offer and the issue, execution and delivery of the Notes under the Resolutions, in particular pursuant to resolution 1.7 (g) and 1.7(h) of the Resolutions.

6	The minute book and corporate records of the Company as maintained at its registered office in the Cayman Islands and made available to you are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the Shareholders and directors (or any committee thereof) of the Company (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings or passed by written resolution or consent, as the case may be.

7	Prior to, at the time of, and immediately following the execution of the Notes the Company was, or will be, able to pay its debts as they fell, or fall, due and has entered, or will enter, into the Notes for proper value and not with an intention to defraud or wilfully defeat an obligation owed to any creditor or with a view to giving a creditor a preference.

8	Each director considers the transactions contemplated by the issue of the Notes to be of commercial benefit to the Company and has acted in good faith in the best interests of the Company, and for a proper purpose of the Company, in relation to the transactions which are the subject of the Opinion.

9	None of the Applicable Interests is currently subject to or affected by a Restrictions Notice.

10	To the best of my knowledge and belief, having made due inquiry, the Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction. Nor have the directors or Shareholders taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company. Nor has any receiver been appointed over any of the Company’s property or assets.

11	The Company is not a central bank, monetary authority or other sovereign entity of any state and is not a subsidiary, direct or indirect, of any sovereign entity or state.

12	The Company has no employees.

2

Broadcom Cayman Finance Limited – director certificate

I confirm that you may continue to rely on this certificate as being true and correct on the day that you issue the Opinion unless I shall have previously notified you in writing personally to the contrary.

Signature:	/s/ Thomas H. Krause, Jr.

Name:	Thomas H. Krause, Jr.

Title:	Director